Exhibit 99.11

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No.3, Banjara Hills,

Hyderabad – 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel:      +9140 4900 2900

Fax:     +9140 4900 2999

Email: mail@drreddys.com

www.drreddys.com

June 20, 2016

BSE Limited Department of Corporate Services Listing Department P J Towers Dalal Street Mumbai – 400 001 Scrip Code: 500124	The National Stock Exchange of India Limited Listing Department Exchange Plaza Plot no. C/1, G Block Bandra-Kurla Complex, Bandra (E) Mumbai – 400 051 Scrip Code: DRREDDY

Dear Sir/Madam,

Sub:	Extinguishment of 1,440,397 equity shares bought back by Dr. Reddy’s Laboratories Limited (‘Company’)

With reference to the Company’s ongoing buyback process, we would like to inform you that the Company has extinguished 1,440,395 equity shares on June 20, 2016. Please find enclosed herewith the debit confirmation received from NSDL in this regard (letter no. II/CA/COM/20486/2016 dated June 20, 2016).

The Company has also extinguished 2 physical shares on June 14, 2016.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: as above

CC: New York Stock Exchange Inc. (Stock Code: RDY)